Exhibit (a)(6)

THE EUROPEAN EQUITY FUND, INC.
345 Park Avenue, New York, NY 10154

January 7, 2011

Dear Stockholder:

The European Equity Fund, Inc. (the “Fund”) is offering to repurchase up to 574,974 of its issued and outstanding shares of common stock, which is equal to approximately 5% of the Fund’s issued and outstanding shares as of December 23, 2010, for cash at a price equal to 98% of the net asset value per share as determined by the Fund on the next business day after the date the offer expires (the “Offer to Repurchase”). The Fund is making this repurchase offer in connection with the terms of the Fund’s Discount Management Program (the “Program”), the terms of which were announced on July 20, 2010 after consideration of the votes received on a stockholder proposal presented at the Fund’s Annual Meeting of Stockholders and in an effort to reduce the Fund’s market discounts. Pursuant to the Program, the Fund’s Board of Directors approved a series of up to four, consecutive, semi-annual tender offers each for up to 5% of the Fund’s outstanding shares of common stock at a price equal to 98% of net asset value if the Fund’s shares trade at an average discount to net asset value of more than 10% during the applicable twelve-week measurement period. At the conclusion of the most recent twelve-week measurement period that began on September 1, 2010 and concluded on November 24, 2010, shares of common stock of the Fund traded at an average discount to net asset value of -10.02%. Because the terms of the Program require the Fund to conduct a tender offer if its shares trade at an average discount to net asset value of more than 10% during the applicable twelve-week measurement period, the Fund is conducting this repurchase offer for up to 5% of its outstanding shares at a price equal to 98% of net asset value. The repurchase offer was authorized by the Fund’s Board of Directors.

The Offer to Repurchase is explained in detail in the Offer to Repurchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder on whether to tender any or all shares.

Please note that the Offer to Repurchase is scheduled to expire at 5:00 p.m., Eastern Time, on February 8, 2011, unless extended by the Fund. Questions regarding the Offer to Repurchase should be directed to The Altman Group, Inc. at1-800-884-5101.

Sincerely,

/s/ John Millette
John Millette, Secretary